UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

COMARCO, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

200080109
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2013
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 200080109	13D	Page 2 of 5 Pages

1. Name of Reporting Person

Elkhorn Partners Limited Partnership

2. Check the Appropriate Box if a Member of a Group

/X/ (a)	/ / (b)
3. SEC Use Only

4. Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       / /

6. Citizenship or Place of Organization

Nebraska
7. Sole Voting Power

6,939,872 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
6,939,872 Shares

10. Shared Dispositive Power

0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,939,872 Shares

12. Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

/ /

13. Percent of Class Represented by Amount in Row 11

Approximately 49.3% of voting securities

14. Type of Reporting Person

PN

CUSIP NO. 200080109	13D	Page 3 of 5 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 8 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Comarco, Inc. (“Comarco”) by adding the following information to the items indicated.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)–(b)  As of February 11, 2013, the Partnership owned 6,939,872 shares of Comarco common stock. Comarco represented to the Partnership that, prior to the consummation of the transactions described in Item 6 below, there were 7,822,339 shares of Comarco common stock outstanding.  Based on this number, after consummation of the transactions described in Item 6 below, there were 14,072,339 shares of Comarco common stock outstanding and the Partnership owned approximately 49.3% of those shares.

(c)  Other than the transactions described in Item 6 below, the Partnership has not engaged in any transactions related to the shares of Comarco common stock in the past 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Stock Purchase Agreement

On February 11, 2013, the Partnership purchased 6,250,000 shares of Comarco common stock at a price of $0.16 per share pursuant to a Stock Purchase Agreement of even date therewith between Comarco and the Partnership (the "Stock Purchase Agreement").

The Stock Purchase Agreement is attached hereto as Exhibit A and incorporated herein by reference.

Secured Loan Agreement

On February 11, 2013, Comarco, and its wholly-owned subsidiary, Comarco Wireless Technologies, Inc. ("CWT"), entered into a Secured Loan Agreement with the Partnership (the “Loan Agreement”).  Pursuant to the Loan Agreement, the Partnership made a $1,500,000 term loan (the "Loan") to Comarco and CWT, as co-borrowers, on February 11, 2013.

The Loan bears interest at 7% per annum until the first anniversary of the Loan and 8.5% per annum thereafter.  The Loan is due and payable in full on November 30, 2014 (the "Maturity Date").  The Loan Agreement also requires payments of accrued interest on October 31, 2013, April 30, 2014 and the Maturity Date.  In the event Comarco and CWT fail to repay the Loan by the Maturity Date (or upon acceleration of the Loan after the occurrence of an event of default), the Loan Agreement provides that the Partnership may, at its option, convert the unpaid principal and interest amount of the Loan into shares of Comarco common stock at a conversion price of $0.25 per share (subject to possible adjustments on certain events, such as stock splits, stock dividends and any reclassifications of the Comarco common stock, certain mergers and, subject to certain exceptions, sales of Comarco common stock at a price lower than $0.25 per share).

In connection with the Loan Agreement, Comarco and CWT entered into certain additional agreements, which are described below under "Related Debt Agreements", primarily to secure the payment and performance by Comarco and CWT of their obligations under the Loan Agreement.

The Loan Agreement contains customary representations and warranties of and affirmative and negative covenants on the part of Comarco and CWT.  The Loan Agreement also provides that the Loan, together with accrued interest, will become immediately due and payable upon the occurrence of certain customary events of default.

CUSIP NO. 200080109	13D	Page 4 of 5 Pages

The Loan Agreement is attached hereto as Exhibit B and incorporated herein by reference.

Related Debt Agreements

Security Agreement. As security for the payment and performance of their obligations under the Loan Agreement, on February 11, 2013, Comarco and CWT also entered into a Security Agreement with the Partnership (the “Security Agreement”) granting the Partnership a first priority perfected security interest in all of their assets, including their intellectual property rights.  The Security Agreement provides that, upon the occurrence and during the continuance of an event of default, whether by Comarco or CWT, the Partnership will become entitled to take possession of and to sell the assets of Comarco and CWT in order to recover the amounts due the Partnership under the Loan Agreement.

The Security Agreement is attached hereto as Exhibit B (as Exhibit B to the Loan Agreement) and incorporated herein by reference.

Pledge Agreement.  As additional security for the payment and performance of its obligations under the Loan Agreement, on February 11, 2013, Comarco also entered into a Pledge Agreement with the Partnership (the "Pledge Agreement") pursuant to which it pledged and delivered possession of all of CWT's outstanding shares to the Partnership.  The Pledge Agreement provides that, upon the occurrence and during the continuance of an event of default, the Partnership will become entitled to transfer the CWT shares into its name, to vote those shares and, subject to applicable securities laws, to sell those shares in order to recover the amounts due the Partnership under the Loan Agreement.

The Pledge Agreement is attached hereto as Exhibit B (as Exhibit C to the Loan Agreement) and incorporated herein by reference.

Comarco Board of Directors

Wayne Cadwallader, Managing Partner-Research of the Partnership, serves on Comarco's Board of Directors.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Stock Purchase Agreement, dated February 11, 2013, between Comarco and the Partnership, incorporated herein by reference to Comarco's Form 8-K filed on February 12, 2013.

Exhibit B:  Secured Loan Agreement, dated February 11, 2013, by and among Comarco, CWT and the Partnership, together with copies of the Promissory Note, Security Agreement and Pledge Agreement, attached as Exhibits A, B and C, respectively, to the Loan Agreement, incorporated herein by reference to Comarco's Form 8-K filed on February 12, 2013.

CUSIP NO. 200080109	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2013

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:      /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager